UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SOLTA MEDICAL, INC.

(Name of Subject Company)

SOLTA MEDICAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83438K103

(CUSIP Number of Class of Securities)

Mark M. Sieczkarek

Chairman of the Board,

President and Chief Executive Officer

Solta Medical, Inc.

25881 Industrial Boulevard

Hayward, California 94545

(510) 782-2286

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Daniel J. Winnike, Esq.

Kris S. Withrow, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Solta Medical, Inc., a Delaware corporation (the “Company”), initially filed on December 23, 2013 (the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the tender offer by Sapphire Subsidiary Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“Parent”) and a wholly owned subsidiary of Valeant Pharmaceutical International Inc., a Canadian Corporation (“Valeant”), to purchase all Shares that are issued and outstanding, at a price of $2.92 per Share in cash, without interest (the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which were filed with the Initial Schedule 14D-9 and incorporated by reference as Exhibits (a)(1)(A) and (a)(1)(B) thereto, and are incorporated by reference herein.

Item 4.	THE SOLICITATION OR RECOMMENDATION

1. The section captioned “Background and Reasons for the Recommendation – Background of the Offer” under Item 4 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Background and Reasons for the Recommendation

Background of the Offer

The Board, together with the Company’s management, from time to time evaluates potential opportunities for acquisitions, joint ventures, strategic alternatives and other transactions designed to increase stockholder value. The Board considers such transactions in light of the business and economic environment, as well as developments in the aesthetics industry.

In July 2012, Valeant approached the Company’s then chief executive officer, Stephen J. Fanning, to discuss a potential strategic transaction between the two companies. On July 7, 2012, the Company entered into the initial Confidentiality Agreement. Thereafter, Valeant proposed a business combination transaction in which the Company would contribute its business and assets and Valeant would contribute specified aesthetic products to a newly formed entity, of which Valeant would own a majority. After consideration by the Board, the Company advised Valeant that it was not willing to pursue the transaction on the terms proposed, primarily because the Company did not believe that sufficient value had been attributed to the assets to be contributed by the Company to the new entity. The Company did not have any further meaningful discussions with Valeant regarding this proposed transaction.

On April 22, 2013, the Company filed with the SEC the definitive proxy statement for the 2013 Annual Meeting of Stockholders to be held on June 5, 2013. At this meeting, the Company sought, among other things, to increase the number of authorized Shares. In May 2013, prior to the meeting, a stockholder publicly released a letter that it had sent to the Board opposing the increase in authorized Shares. This letter further proposed that the Board pursue strategic sale discussions immediately. At the meeting, the Company’s stockholders did not approve the proposal to increase the number of authorized Shares, and following the meeting, the same stockholder who released the letter opposing the increase in authorized Shares made additional public statements urging the Board to seek a sale of the Company.

Following the 2013 Annual Meeting of Stockholders, Mr. Fanning received communications from certain strategic parties about opening discussions regarding a potential strategic transaction. None of these discussions led to a formal proposal involving the Company. At the regularly scheduled Board meeting on July 23, 2013, Raymond James & Associates, which had from time to time provided financial advice to the Board, made a presentation regarding the trends in the aesthetics industry and regarding the Company.

On August 6, 2013, the Board accepted the resignation of Mr. Fanning as chief executive officer and as chairman and member of the Board, and appointed Mark M. Sieczkarek as interim chief executive officer. The

Company subsequently announced that it had retained an executive search firm to identify a permanent chief executive officer.

On August 8, 2013, the chief executive officer of a strategic party (“Party A”) sent an e-mail message to be delivered to the Board expressing an interest in opening discussions about a potential acquisition of the Company by Party A.

In light of the aforementioned events, and for general business reasons, at a special meeting on August 12, 2013, the Board appointed a committee consisting of David Holthe and Eric Stang to interview prospective financial advisors and make a recommendation to the Board regarding the engagement of a financial advisor to assist the Board in considering and facilitating a potential range of strategic alternatives, including a possible sale of the Company. This committee ultimately recommended to the Board that the Company retain Piper Jaffray & Co. (“Piper Jaffray”) as financial advisor based on its substantial experience in the medical device industry and significant contacts. The Board accepted the committee’s recommendation, and the Company engaged Piper Jaffray in late September 2013. The Board did not establish any committee of the Board to oversee a potential strategic transaction involving the Company because a majority of the members of the Board are independent from the management of the Company and were otherwise unaffiliated with any likely acquiror of the Company.

On August 13, 2013, Mr. Sieczkarek responded to Party A that there was sufficient publicly available information about the Company for Party A to submit a proposal to the Board, and that if Party A were to do so, the Board would give such proposal consideration.

On August 20, 2013, a financial advisor representing a strategic party (“Party B”) spoke with Mr. Sieczkarek regarding Party B’s potential interest in acquiring the Company’s subsidiary Sound Surgical Technologies (“SST”). On October 7, 2013, this financial advisor again contacted Mr. Sieczkarek regarding Party B’s continued potential interest in SST and Mr. Sieczkarek indicated that the matter would be discussed at the upcoming meeting of the Board on October 22.

On October 10, 2013, the Company received a written proposal from Valeant to initiate discussions regarding Valeant’s acquisition of the Company for a per Share cash price in the range of $2.70-$2.81. This written proposal was distributed to the Board and discussed at a special meeting that had previously been scheduled for that day. At the meeting, the Board directed Mr. Sieczkarek to advise Valeant that the Board would review this matter at its upcoming regularly scheduled meeting on October 22. The following day, Mr. Sieczkarek contacted the chief executive officer of Valeant, J. Michael Pearson, and informed Mr. Pearson that the Board would be reviewing Valeant’s proposal at the Board meeting on October 22, 2013, and would expect to be in a position to provide feedback to Mr. Pearson following the Board meeting. In this discussion, Mr. Pearson reiterated the proposal. Further, he indicated in this discussion, and repeated this in subsequent discussions with Piper Jaffray, that Valeant did not typically engage in auction processes, and consequently would withdraw its proposal if the Company commenced a public sales or auction process.

On October 18, 2013, the chief executive officer of a strategic party (“Party C”) contacted Mr. Sieczkarek and requested a meeting to discuss the Company. Mr. Sieczkarek met in person with the chief executive officer of Party C on the following day, during which meeting such chief executive officer indicated that Party C was potentially interested in acquiring the Company.

At its regular meeting on October 22, 2013, with Piper Jaffray and Fenwick & West LLP, counsel to the Company (“Fenwick & West”), in attendance, the Board reviewed the October 10 proposal from Valeant. Fenwick & West reviewed with the Board the fiduciary duties of directors in connection with the consideration of a proposal for a change of control transaction. Mr. Sieczkarek and Piper Jaffray reviewed with the Board the other parties that had expressed potential interest in a strategic transaction involving the Company and Piper Jaffray reviewed with the Board certain financial matters, including financial aspects of Valeant’s October 10 proposal. Following this discussion, the Board directed management and Piper Jaffray to continue to respond to parties that expressed interest in a strategic transaction involving the Company and directed Piper Jaffray to reject the proposal and invite Valeant to meet with the Company to learn more about its business in order to support an increase to their proposed offer price. In authorizing Mr. Sieczkarek and the other members of management under his direction to engage in these discussions along with Piper Jaffray, the Board recognized Mr. Sieczkarek’s substantial experience in the medical device industry and similar change of control transactions and his familiarity with the Company given his role as a member of the Board for the preceding seven years. On the following day, Piper Jaffray spoke with Mr. Pearson and informed him that the Board had rejected the proposal, sought an increase to the proposed offer price and invited Valeant to meet with the Company and learn more about its business to support such an increase.

On October 25, 2013, Piper Jaffray sent a proposed extension of the initial Confidentiality Agreement to Valeant. On October 31, 2013 Valeant and the Company amended the Confidentiality Agreement to provide that the Confidentiality Agreement would continue to apply and that the “standstill” provision would be extended to July 2014.

On October 28, 2013, Piper Jaffray followed up on Party A’s earlier contact with the Company, and Party A reiterated that it had a serious interest in potentially acquiring the Company. Piper Jaffray sent a confidentiality agreement to Party A and discussed scheduling a meeting with the Company.

On October 28, Piper Jaffray and Mr. Sieczkarek spoke with Party B and its financial advisor about Party B’s potential interest in acquiring the Company. Party B referred to its familiarity with the Company and its markets and indicated that, while it may possibly have an interest in acquiring the Company, its initial interest was solely in acquiring SST. Shortly thereafter, Piper Jaffray sent a confidentiality agreement to Party B.

On October 28, Mr. Sieczkarek advised Party C that Piper Jaffray would contact Party C regarding its previous expression of interest in potentially acquiring the Company. On the same day, Piper Jaffray spoke with Party C, which expressed a serious interest in acquiring the Company and indicated that it had retained a financial advisor to assist it in this process. On the following day, Piper Jaffray spoke with Party C’s investment banker to discuss potential meeting dates with the Company and sent a confidentiality agreement to Party C’s investment banker.

At a meeting of the Board on November 2, 2013, with Fenwick & West in attendance, Mr. Sieczkarek discussed with the Board inquiries that the Company had received from parties interested in a potential strategic transaction and the status of conversations with such parties. The Board directed Mr. Sieczkarek to continue such conversations.

On November 4, 2013, each of Party A, Party B and Party C executed a confidentiality agreement with the Company.

On November 5, 2013, Mr. Pearson and other members of Valeant management met with members of the Company’s management and representatives of Piper Jaffray in California, and the Company made a presentation regarding its business. At this meeting, the Company provided Valeant with a synergies analysis identifying $21.3 million per year in annual cost savings that might be realized in a combination of the two companies. This estimate did not include potential revenue synergies. At this meeting, Mr. Pearson said that Valeant would take into account the information obtained during the meeting and from its due diligence and consider re-submitting an indication of interest.

Between November 5 and December 9, 2013, the Company continued to respond to periodic requests for information from Valeant, and members of the Company’s management participated in several due diligence conference calls with Valeant.

On November 6, 2013, members of the Company’s management met with the management team of Party C and made a presentation to them regarding the Company. Between November 8 and November 26, 2013, the

Company and Piper Jaffray provided Party C and its financial advisor with requested due diligence information, and Party C held a call with certain members of the Company’s management on November 26 to perform additional due diligence.

At a meeting of the Board on November 6, Mr. Sieczkarek described to the Board the recent meetings that management had held with Valeant and with Party C, and upcoming meetings with parties that had expressed potential interest in a strategic transaction. The Board directed Mr. Sieczkarek to continue such discussions.

On November 8, 2013, a financial advisor for a strategic party (“Party D”) contacted the Company to indicate that Party D might have an interest in potentially acquiring the Company, and requested a confidentiality agreement.

On November 11, 2013, the Company issued a press release (filed with the SEC on a Current Report on Form 8-K on November 12, 2013) that announced the Company’s operating results for the third quarter of 2013. The 8-K stated that as of September 30, 2013, the Company was in default of its amended and restated loan and security agreement with its bank for failing to comply with certain financial covenants therein, that the Company had entered into a debt financing arrangement providing for a new term loan to repay the Company’s existing term loan to its bank lender and to provide additional working capital, that the Company was adopting a 2014 operating plan designed to drive revenue growth and reduce expenses, and that it had engaged Piper Jaffray to act as its financial advisor in the evaluation of strategic alternatives, including assisting the Board in considering a range of alternatives for the Company, including a possible sale of the Company.

On November 12, 2013, a private equity firm (“Financial Party 1”) contacted Piper Jaffray to indicate its interest in exploring a potential acquisition of the Company.

On November 13, 2013, a financial party (“Financial Party 2”) contacted Piper Jaffray inquiring whether the Company was pursuing the divestiture of any of its product lines, and a private equity firm (“Financial Party 3”) contacted Piper Jaffray to express potential interest in the Company. Also on November 13, Piper Jaffray sent a confidentiality agreement to the financial advisor for Party D and indicated that the Company was willing to meet with them upon execution of the confidentiality agreement.

Also on November 13, Piper Jaffray again spoke with the financial advisor for Party C, who indicated that Party C anticipated submitting a proposal prior to Thanksgiving.

On November 15, 2013, members of management of Party B met with members of the Company’s management, who made a presentation to the Party B representatives.

On November 18, 2013, a strategic party (“Party E”) contacted Piper Jaffray regarding potential interest in acquiring the Company.

On November 19, 2013, two private equity firms (“Financial Party 4” and “Financial Party 5”) contacted Piper Jaffray regarding their potential interest in acquiring the Company. Also on November 19, members of Party A’s management team met with members of the Company’s management, who made a presentation to the Party A representatives.

On November 20, 2013, Financial Party 5 contacted Mr. Sieczkarek and indicated that its preferred investment would be in a minority investment in the Company rather than a full acquisition of the Company.

Also on November 20, Piper Jaffray spoke with Financial Party 2, which inquired about possible divestitures of product lines and also indicated a potential interest in acquiring the Company. On the same day, Piper Jaffray also spoke about the Company with Financial Party 3 and Financial Party 4. Later that day,

Financial Party 1 informed Piper Jaffray that they no longer had an interest in acquiring the Company. On the same day, Piper Jaffray also spoke with Party 4 and sent a confidentiality agreement to them.

Also on November 20, a strategic party (“Party F”) contacted Piper Jaffray to discuss strategic interest in the Company.

On November 21, 2013, Piper Jaffray provided the Company’s non-confidential investor presentation to Financial Party 3 and advised Financial Party 3 that the Company’s management was willing to meet with it. Also on that day, Piper Jaffray spoke with Party F, and Party F indicated that due to other priorities, it was not in a position to pursue a meeting or transaction with the Company at such time. Party F stated that they would talk to Piper Jaffray before Thanksgiving to provide an update.

At a meeting of the Board on November 22, 2013, with Fenwick & West in attendance, representatives of Piper Jaffray reviewed with the Board the status of discussions with parties interested in a potential strategic transaction. The Board then directed Piper Jaffray to advise the parties with whom it had been in contact of the timing of the upcoming Board meeting and of the necessity of submitting a revised proposal prior to such meeting if they continued to be interested in a strategic transaction.

Also on November 22, Piper Jaffray spoke with Mr. Pearson, who said that Valeant would submit an indication of interest after the Thanksgiving weekend.

Also on November 22, Piper Jaffray contacted a number of parties that had previously been contacted, advising them that, if they were interested in making a proposal to the Company with respect to a potential strategic transaction involving the Company, they should do so prior to the scheduled Board meeting on December 12, 2013. One such party, Financial Party 4, executed a confidentiality agreement that day, and Piper Jaffray provided Financial Party 4 with a presentation and invited Financial Party 4 to meet members of management. Financial Party 2, which had previously inquired about a potential divestiture of the Company’s product lines, indicated that it would await the conclusion of the Company’s strategic discussions to determine if such a divestiture were a possibility. Party E indicated that it did not have interest in pursuing a transaction. Party C’s financial advisor informed Piper Jaffray that Party C was continuing with their analysis and expected to submit a proposal the week of December 2.

On November 25, 2013, Party D advised Piper Jaffray that it would not pursue a strategic transaction with the Company. Also on that day, Piper Jaffray spoke to Financial Party 5 to advise it of the timing of the upcoming Board meeting if Financial Party 5 intended to submit a proposal, and Financial Party 5 reiterated that its preferred form of investment would be a minority investment.

Between November 25 and December 5, 2013, the Company and Piper Jaffray provided requested due diligence material to Party A.

On November 27, 2013, two strategic parties (“Party G” and “Party H”) contacted Piper Jaffray regarding the Company. Piper Jaffray sent a confidentiality agreement and indicated to Party G that management was willing to meet and advised it of the timing of the Board meeting. On the same day, Piper Jaffray contacted Party F once again, and Party F reiterated that it was not then in a position to pursue a meeting with the Company.

On November 28, 2013, Party G indicated to Piper Jaffray that it would enter into the confidentiality agreement.

On December 2, 2013, Party H contacted Piper Jaffray to say that it would like to have a discussion regarding the sale of the Company. On the same day, Piper Jaffray discussed companies in the aesthetics industry with another strategic party (“Party I”). Party I indicated that, after some review, it had no interest in acquiring the Company.

On December 3, 2013, a private equity firm (“Financial Party 6”) contacted Piper Jaffray about the Company. On the same day, Piper Jaffray responded to an inquiry about the Company from a strategic party (“Party J”).

On December 4, 2013, Mr. Sieczkarek spoke with Financial Party 5, which asked about the possibility of reviewing additional information about the Company. On the same day, Piper Jaffray sent a confidentiality agreement to Financial Party 5 and contacted Financial Party 4 and Party H, invited them to meet with management if interested and advised them of the upcoming Board meeting. Party H indicated that it was not likely to be able to make a decision about a strategic proposal in that time frame.

Also on December 4, Party C’s investment banker informed Piper Jaffray and Party C’s chief executive officer informed Mr. Sieczkarek that Party C would submit an indication of interest to acquire the Company by December 6.

On December 5, 2013, Party G executed a confidentiality agreement, and Piper Jaffray sent Party G certain information and advised it of the timing of the Board meeting. Piper Jaffray also spoke with Financial Party 6 and Party J, sent them confidentiality agreements and advised them of the timing of the Board meeting. On the same day, a private equity firm (“Financial Party 7”) contacted Piper Jaffray about the Company and Financial Party 3 advised Piper Jaffray that it was not interested in pursuing a potential strategic transaction involving the Company.

Also on December 5, Valeant delivered a letter to Piper Jaffray, once again proposing an acquisition transaction with a per Share consideration to the Company’s stockholders in the range of $2.70-$2.81 in cash, which proposal was unchanged from Valeant’s proposal set forth in its letter of October 10, 2013, but which now represented a higher premium over the then-current market price of Shares. On December 6, 2013, Piper Jaffray contacted Mr. Pearson and advised him that the Company would carefully consider this proposal. Mr. Pearson indicated that Valeant was interested in moving quickly to enter into a definitive agreement and that if discussions with the Company were not successfully completed in a brief period of time, the offer would be withdrawn and Valeant would instead pursue other alternatives, including seeking to pursue an alternative transaction that it was considering.

On December 6, Piper Jaffray spoke with Financial Party 7 and sent it a confidentiality agreement and advised them of the timing of the Board meeting. Financial Party 7 indicated that they would not be able to make a proposal to the Company before the December 12 meeting of the Board. On the same day, Piper Jaffray spoke with the financial advisor to Party C and Mr. Sieczkarek spoke with the chief executive officer of Party C, each of which said that Party C intended to submit a proposal on December 9 or 10. Piper Jaffray also spoke with Party A and Party B, and Party A said that it planned to submit a proposal prior to the Board meeting and Party B said that it planned to submit a proposal solely with respect to SST. Also on the same day, Financial Party 5 executed a confidentiality agreement and Piper Jaffray sent Company information to it, invited it to meet management and advised it of the timing of the Board meeting.

Later that evening on December 6, Valeant delivered a draft merger agreement to Piper Jaffray and requested that the parties work over the weekend with the goal of executing a merger agreement by the morning of Monday, December 9, 2013. The draft merger agreement provided for a 4.0% termination fee payable by the Company in certain circumstances and provided that tender agreements be executed by all directors and certain officers, along with an affiliated entity of one director.

On December 7, 2013, Piper Jaffray contacted Party J, which indicated that Party J would respond shortly regarding its interest.

On December 8, 2013, the Board held a special meeting with Piper Jaffray and Fenwick & West in attendance. The Board discussed Valeant’s proposal, including the financial aspects thereof. Following Piper Jaffray’s presentation of a financial analysis, the Board discussed the premium to the current market price of the Company’s common stock reflected in the proposals from Valeant, and further discussed the likelihood that the then-current trading price of the Company’s common stock reflected speculation regarding a potential change of control transaction in light of the Company’s announcement of the retention of Piper Jaffray to facilitate the exploration of potential strategic alternatives. The Board then directed Piper Jaffray to respond to Valeant that it was disappointed that Valeant had not increased its offer price between its letter of October 10 and December 5, and directed Piper Jaffray to further explore the ability to attain a higher price from Valeant. At this time, Piper Jaffray was directed to discuss with the other strategic and financial parties that had previously expressed a potential interest in the Company and advise them of the need to submit any proposals prior to the upcoming Board meeting.

On the same day, Piper Jaffray contacted Mr. Pearson and advised him of the Board’s disappointment with the price and that the Company was receiving other serious indications of interest. Piper Jaffray further advised Mr. Pearson that the Board was meeting on December 12 and would formulate a more specific response at that time, including a proposed valuation that the Board would find acceptable. Piper Jaffray advised Mr. Pearson that the proposed price per Share to be forthcoming from the Board would likely be at or above $3.00 per Share. Mr. Pearson stated that Valeant would not pay that high a price and that if this was the Board’s firm position, Valeant would cease negotiations.

On December 10, 2013, the chief executive officer of Party C contacted Mr. Sieczkarek and said that Party C would not be making a proposal to acquire the Company. On the same day, Financial Party 4 contacted Piper Jaffray and indicated it did not have an interest in acquiring the Company.

Also on December 10, Financial Party 6 executed a confidentiality agreement, and Piper Jaffray sent it information regarding the Company. Later that day, Financial Party 6 had a conference call with members of the Company’s management and Piper Jaffray advised it of the timing of the Board meeting.

Also on December 10, Party G and Party J indicated to Piper Jaffray that they did not intend to submit proposals.

Also on December 10, Party A submitted a proposal to the Company to acquire the Company for consideration having a value in the range of $2.27-$2.50 per Share, with consideration to consist of equal amounts in value of Party A’s shares and cash, though Party A indicated that it would be willing to consider a 100% cash transaction.

On December 11, 2013, Party B submitted a proposal to acquire SST for consideration of $16.0 million, of which $3.0 million was contingent on future SST revenue.

Also on December 11, Party H advised Piper Jaffray that it was still evaluating a proposal and would not complete their analysis prior to the upcoming Board meeting. On the same day, Party F and Financial Party 5 advised Piper Jaffray that they did not have an interest in acquiring the Company. On the same day, Financial Party 7 executed a confidentiality agreement and indicated to Piper Jaffray that they would not be in a position to submit an expression of interest prior to the upcoming Board meeting.

The confidentiality agreements with Valeant, Party C, Party G, Financial Party 4, Financial Party 5, Financial Party 6 and Financial Party 7 contained “standstill” provisions, none of which included a “don’t ask” provision prohibiting the counterparty from requesting a waiver of the standstill provision to make an offer with respect to a strategic transaction.

Also on December 11, Piper Jaffray spoke with Mr. Pearson to reiterate the Board’s intent to carefully review Valeant’s latest proposal at the December 12 Board meeting, and to restate the expectation that the offer price per Share would be at or above $3.00. Mr. Pearson again stated that Valeant would not offer per Share consideration at or above $3.00, and further advised that if the parties were unable to reach an agreement promptly, Valeant would instead pursue an alternative transaction that it was considering.

On the evening of December 11, the Board met, with representatives of Piper Jaffray and Fenwick & West in attendance. The Board engaged in a lengthy discussion regarding the Valeant proposal and strategies for seeking to obtain a higher price from Valeant. The Board also discussed the prospects for improving the proposal from Party A and their concerns about Party A’s ability to execute the transaction that it proposed. In addition, the Board discussed the status of negotiations and contacts with other potentially interested parties. The Board further discussed the opportunities and challenges inherent in the Company’s ability to continue to operate as an independent company in a very competitive market with many large players.

Early in the morning of December 12, 2013, the Board resumed its meeting from the prior evening, with representatives of Piper Jaffray and Fenwick & West in attendance. The directors again discussed the alternatives of the Company remaining independent or completing a transaction with Valeant. During such discussion, aspects of Valeant’s proposal were discussed, including financial, legal and business operations aspects. Fenwick & West also provided an overview of the terms of the proposed merger agreement to the Board at this time. At the Board’s direction, representatives of Piper Jaffray left the meeting for a telephone conference with the chief executive officer of Party A to explore its willingness to improve the terms of its proposal. Piper Jaffray advised Party A that there was substantial interest in the Company, but Party A did not propose to increase the offer price range set forth in its proposal. Party A further indicated that while it might be able to structure an all-cash transaction, its preference remained for a transaction with consideration consisting of cash and capital stock of Party A, and that it would require an additional 60-90 days to complete its due diligence due to the offer range, mix of consideration and extended timing for due diligence. The Board determined that Party A’s proposal was significantly less attractive to the Company’s stockholders than the Valeant proposal in light of the factors above and the terms of the Valeant proposal. During the course of these discussions, the directors discussed with Fenwick & West the “no-shop” provisions in the draft merger agreement and the termination rights that would apply if a superior proposal were received prior to the consummation of the Offer.

The Board then discussed strategy for Mr. Sieczkarek’s and Piper Jaffray’s meeting with Mr. Pearson, which had been arranged for the same day. At the Board’s direction, Mr. Sieczkarek and the representatives of Piper Jaffray then left to meet with Mr. Pearson to seek a price per Share of at least $3.00.

Mr. Sieczkarek and the representatives of Piper Jaffray returned to the Board meeting and reported to the Board that Mr. Pearson reiterated that Valeant would not increase the offer price per Share to $3.00 or higher, as the Board had proposed. However, Mr. Pearson did express that in order to resolve negotiations and proceed expeditiously, Valeant would agree, subject to completion of due diligence, to an offer price per Share of $2.90 with a termination fee of 2.5%, as compared with the 4.0% termination fee contained in the draft merger agreement that Valeant had previously submitted. The Board and its advisors discussed aspects of the revised proposal as well as the strategy to achieve a higher price. After this discussion, the Board once again directed Mr. Sieczkarek and the representatives of Piper Jaffray to meet with Mr. Pearson and advise him that the Board would unanimously support a price of $3.05 per Share.

Mr. Sieczkarek and the representatives of Piper Jaffray met with Mr. Pearson to convey this message. Mr. Pearson indicated that he had expressed repeatedly that Valeant would not agree to a price of $3.00 per Share or higher. He said Valeant would agree, subject to completion of due diligence, to a best and final price of $2.95, with a termination fee of 4.0%, which upon further negotiation he agreed to reduce to 3.5%. Mr. Pearson said that if this offer were not accepted promptly, he intended to cease discussions with the Company.

Mr. Sieczkarek and the representatives of Piper Jaffray returned and reported to the Board regarding the discussions with Mr. Pearson. Mr. Sieczkarek advised the Board that he thought that these were the best and final terms obtainable from Valeant and that, if not accepted by the Board, Mr. Pearson was likely to withdraw the offer. Following discussion of these terms, as well as financial analysis from Piper Jaffray and legal analysis from Fenwick & West, the Board agreed to accept these economic terms, subject to negotiating, to its satisfaction, the terms of the merger agreement and Valeant’s completion of its due diligence. Mr. Pearson, and the general counsel of Valeant, who had accompanied him, were invited into the meeting with the Board and its advisors for a brief discussion regarding timing and logistics for Valeant to complete its due diligence and for the parties to achieve an expeditious execution of the merger agreement and announcement of the transaction.

On December 12, the Company and Fenwick & West began to respond to additional due diligence requests from Valeant and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel to Valeant, and continued to do so through December 15, 2013. In the afternoon of December 12, at the Board’s direction, Fenwick & West returned the draft Merger Agreement to Skadden Arps with proposed revisions, and Fenwick & West and Skadden Arps negotiated the terms of the Merger Agreement through its execution on December 15. In addition, on December 12, Skadden Arps provided forms of tender agreements to be signed by all directors and certain officers of the Company, as well as an affiliated entity of one director as a condition to Valeant’s willingness to enter into the Merger Agreement. Following negotiation, the Tender Agreements were finalized and entered into on December 15 in connection with the execution of the Merger Agreement.

Later in the day on December 12, Inlign CP III, LLC, a Delaware limited liability company (“Inlign”), delivered to the Company written notice of claims for damages of $9,500,000 for the Company’s alleged breach of covenants contained in the Agreement and Plan of Merger, dated as of January 29, 2013 (the “SST Agreement”), by and among the Company, Argonaut Limited Liability Company, a Colorado limited liability company and a wholly owned subsidiary of the Company, SST and Inlign, acting solely in the capacity of representative of the SST unit holders. Mr. Holthe is an affiliate of Inlign. These claims were consistent with the claimed breaches of the SST Agreement previously identified to the Company by Inlign, with which claims the Company did not agree.

The Inlign notice of claims was provided to Valeant per its due diligence requests on December 12, and the Company explained that it disputed the claims asserted in the letter. Valeant nonetheless immediately informed the Company that it would not enter into a merger agreement until these claims were resolved and further advised that it would reduce the proposed offer price by any amounts required to be paid by the Company to settle this matter.

Early in the morning of December 13, 2013, Mr. Sieczkarek spoke with directors other than Mr. Holthe regarding the matter, then contacted Mr. Holthe in an effort to resolve Inlign’s claims and offered a settlement of $2.1 million plus the accelerated release of the cash and Shares of the Company’s common stock remaining in escrow per the SST Agreement. Mr. Holthe responded that he was authorized to accept no less than $5.0 million. The Board met later in the morning on December 13 to consider Inlign’s claims and address the Board’s concern to Mr. Holthe. Mr. Holthe was then excused from the Board meeting. Following discussion of strategy to resolve this issue, Harold Covert, a member of the Board, was authorized to negotiate with Inlign to resolve the matter. He did so on December 13 and through the morning of December 14, 2013. The Board, without Mr. Holthe, met on the morning of December 14, and Mr. Covert reported on his negotiations with Inlign. The Board discussed the claims and agreed upon the maximum amount that it would offer Inlign to resolve the claims. Following the meeting, Mr. Covert contacted Inlign, which then agreed to settle, in full satisfaction of all its claims, and with release of other contractual rights, including indemnification obligations for the Company, that would otherwise have continued for an additional period of time, in the amount agreed upon by the Board, which was a payment of $2.5 million in cash and allowing the accelerated release of the cash and Shares remaining in escrow per the SST Agreement. Fenwick & West and counsel for Inlign completed the negotiation of a Settlement Agreement to this effect, including mutual releases of claims under the SST Agreement, and the Company and Inlign executed the Settlement Agreement on the afternoon of December 14.

Mr. Sieczkarek advised Mr. Pearson of this settlement and proposed that the settlement was of a sufficiently small amount that the proposed offer price per Share should not be adjusted. Mr. Pearson responded that the offer price per Share that Valeant was willing to pay would be reduced by $0.03 per Share to reflect the economic impact to Valeant of the $2.5 million settlement payment and its effect on the Company’s balance sheet, as well as the early release of the escrowed cash and Shares and release of potential indemnification claims. As such, Valeant revised its proposed offer price per Share to $2.92. Later that day, Piper Jaffray spoke to Mr. Pearson and reiterated the request not to adjust the offer price due to the settlement, or to reduce it by a lesser amount. Mr. Pearson reiterated that Valeant would not incur any of the economic impact of the settlement, and that the offer price per Share would be $2.92.

On the evening of December 14, the Board held a telephonic meeting, with representatives of Piper Jaffray and Fenwick & West in attendance. Supporting materials, including the substantially final version of the Merger Agreement, were distributed prior to the meeting. Fenwick & West again reviewed with the Board its fiduciary duties with respect to the consideration and potential approval of a change of control transaction. Fenwick & West then made a detailed presentation to the Board of the terms and conditions of the Merger Agreement as well as the proposal in the Merger Agreement for directors and certain officers of the Company, as well as an entity affiliated with one of the directors, to sign agreements to tender their Shares pursuant to the Offer. Throughout this presentation, the Fenwick & West representatives responded to questions from the Board. Thereafter, Piper Jaffray reviewed with the Board the history of the process and its updated financial analysis, and responded to questions from the Board. Piper Jaffray then delivered its oral opinion, which opinion was confirmed by delivery of a written opinion dated December 14, 2013, to the Board to the effect that the cash price of $2.92 per Share to be received in the Offer and the Merger was fair, from a financial point of view, to the Company’s stockholders (other than Valeant and Purchaser). The full text of Piper Jaffray’s written opinion is attached to this Schedule 14D-9 as Annex A.

For a description of the benefits to be received by the Company’s management and directors in connection with the Merger Agreement, see the information included in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Agreements or Arrangements with Executive Officers and Directors of the Company” and the information included in Item 8 under the heading “Additional Information — Golden Parachute Compensation.”

Following discussion, the Board unanimously adopted resolutions (i) approving and declaring the advisability of the Merger Agreement and the Transactions, (ii) declaring that it is in the best interest of the Company and the Company’s stockholders (other than Valeant and its subsidiaries) that the Company enter into the Merger Agreement and consummate the Transactions and that the Company’s stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declaring that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders (other than Valeant and its subsidiaries) and (iv) recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Board further authorized the management of the Company and Fenwick & West to finalize the Merger Agreement and the related disclosure letter with Valeant and Skadden Arps.

Throughout the remainder of the evening of December 14 and through December 15, 2013, the Company and Fenwick & West responded to final due diligence requests of Valeant and Skadden Arps, and Skadden Arps finalized its due diligence. Fenwick & West and Skadden Arps then finalized the Merger Agreement and the related disclosure letter. The parties executed the Merger Agreement in the evening of December 15 and the transaction was announced on the morning of Monday, December 16, 2013.

2. The section captioned “Opinion of Piper Jaffray & Co., the Company’s Financial Advisor” under Item 4 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Opinion of Piper Jaffray & Co., the Company’s Financial Advisor

The Company retained Piper Jaffray to act as financial advisor to the Board, and, if requested, to render to the Board an opinion as to the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be paid pursuant to the Merger Agreement.

The full text of the Piper Jaffray written opinion dated December 14, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex A and is incorporated in its entirety by reference herein. You are urged to, and should, carefully read the Piper

Jaffray opinion in its entirety and this summary is qualified in its entirety by reference to the written opinion. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to the holders of Shares, other than Valeant and any of its affiliates. Piper Jaffray’s opinion was directed solely to the Board in connection with its consideration of the Offer and the Merger and was not intended to be, and does not constitute, a recommendation to any holders of Shares as to how such holders should act or tender their Shares in the Offer or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of a draft of the Merger Agreement dated December 14, 2013;

•	reviewed and analyzed certain financial and other data with respect to the Company that was publicly available;

•	reviewed and analyzed certain information, including financial projections on a stand-alone basis, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to Piper Jaffray by the Company;

•	conducted discussions with members of senior management and representatives of the Company concerning the immediately preceding matters described above, as well as the Company’s business and prospects before and after giving effect to the Merger;

•	reviewed the current and historical reported prices and trading activity of Shares and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

•	reviewed selected publicly available Wall Street reports including estimates of operating metrics and price target estimates for the Company, which price target estimates ranged from $2.00 to $4.00 per Share, with a mean of $2.77 per Share and a median of $3.00 per Share, and which reports set forth ratings for the Company of Neutral, Hold, Buy or Outperform;

•	compared the financial performance of the Company with that of certain other publicly traded companies that Piper Jaffray deemed relevant;

•	reviewed and compared the premium payable in the Merger to recent trading prices of Shares to premiums or discounts implied by the consideration paid in selected merger transactions;

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant; and

•	performed a discounted cash flows analysis for the Company on a stand-alone basis.

In addition, Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the Board at a meeting held on December 14, 2013. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the Board on December 14.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 14, 2013, and is not necessarily indicative of current market conditions.

For purposes of its analyses, Piper Jaffray calculated (i) the Company’s equity value implied by the Offer Price to be approximately $250 million, based on approximately 85.5 million Shares of common stock and common stock equivalents outstanding, consisting of options and restricted stock units and warrants, calculated using the treasury stock method and (ii) the Company’s enterprise value (“EV”) (for the purposes of this analysis, implied EV equates to implied equity value, plus debt and fair value of contingent consideration, less cash, adjusted for the $2.5 million settlement with Inlign CP III, LLC) to be approximately $303 million.

Historical Trading Analysis

Piper Jaffray reviewed the historical closing prices and trading volumes for Shares over the one-year period ended December 13, 2013, in order to provide background information on the prices at which Shares have historically traded. The following table summarizes some of these historical closing prices relative to the Offer Price:

Price per Share
Offer Price	$2.92
Closing price on December 13, 2013	$2.09
30 trading day average	$1.98
180 trading day average	$2.14
One-year high (January 4, 2013)	$2.78
One-year low (May 7, 2013)	$1.75

Selected Public Companies Analysis

Aesthetics

Piper Jaffray reviewed selected historical financial data of the Company for the two fiscal years ended December 31, 2011 and December 31, 2012 and three quarters ended September 30, 2013, and estimated financial data of the Company that were prepared by the Company’s management as its internal financial projections for the quarter ended December 31, 2013 and the five fiscal years ending December 31, 2018, and compared them to corresponding historical financial data, and consensus Wall Street research forecasts, where applicable, for public companies in the aesthetics industry which Piper Jaffray believed were comparable to the Company’s business profile. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and by applying the following criteria:

•	capital equipment-focused aesthetics companies

Piper Jaffray identified and analyzed the following selected companies:

•	Cutera, Inc.

•	Cynosure, Inc.

•	PhotoMedex, Inc.

•	Syneron Medical Ltd.

•	ZELTIQ Aesthetics, Inc.

For the selected aesthetic public companies analysis, Piper Jaffray compared projected calendar year (“CY”) 2013 and CY 2014 implied EV multiples for the Company derived from the Offer Price and the Company’s corresponding projected revenue, gross profit and EBITDA, on the one hand, to implied enterprise valuation multiples for the selected aesthetic public companies derived from their closing prices per share on December 13, 2013 and corresponding projected revenue, gross profit and EBITDA, on the other hand.

The analysis indicated the following multiples:

Selected Public Companies
	Solta Medical(1)	High	75th%	Mean	Median	25th%	Low
EV to projected CY 2013 revenue(2)	2.0x	6.4x	2.0x	2.2x	1.1x	0.9x	0.6x
EV to projected CY 2014 revenue(2)	1.8x	5.4x	1.6x	1.9x	1.0x	0.8x	0.5x
EV to projected CY 2013 gross profit(2)	3.1x	9.2x	3.5x	3.4x	2.0x	1.1x	1.0x
EV to projected CY 2014 gross profit(2)	2.8x	7.5x	2.7x	2.8x	1.9x	1.0x	0.9x
EV to projected CY 2013 EBITDA(2)(3)	63.0x	13.5x	11.5x	9.6x	9.6x	7.7x	5.7x
EV to projected CY 2014 EBITDA(2)(3)	11.8x	12.2x	10.0x	8.7x	9.0x	7.7x	4.7x

(1)	Based on the Offer Price of $2.92 per share.
(2)	Projected CY 2013 and CY 2014 revenue, gross profit and EBITDA for the Company were based on the estimates of the Company’s management. Projected CY 2013 and CY 2014 revenue, gross profit and EBITDA for the selected medical technology—aesthetics public companies were based on Wall Street consensus estimates and/or Wall Street research.
(3)	Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 65.0x. Accordingly, the results of three selected companies were omitted from the calculation of the projected CY 2013 EBITDA multiples and the results of one selected company was omitted from the calculation of the projected CY 2014 EBITDA multiples.

The selected aesthetic public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied enterprise valuation multiples of the Company based on the Offer Price were within or above the range of implied enterprise valuation multiples of the selected aesthetic public companies. Based on this analysis, Piper Jaffray also derived a range of implied equity values per diluted Share. For the EV to CY 2013 revenue multiple, the minimum and maximum 25th percentile to mean range of implied equity value per diluted Share was $0.98 to $3.23. For the EV to CY 2014 revenue multiple, the 25th percentile to mean range of implied equity value per diluted Share was $1.01 to $2.99. For the EV to CY 2013 gross profit multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was $0.67 to $3.37. For the EV to CY 2014 gross profit multiple, the 25th percentile to mean range of implied equity value per diluted Share was $0.70 to $2.89. For the EV to CY 2013 EBITDA multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was not meaningful, due to the low level of EBITDA for the Company in 2013. For the EV to CY 2014 EBITDA multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was $1.72 to $2.42. Piper Jaffray noted that for the EV to CY 2013 revenue multiple, EV to CY 2014 revenue multiple and EV to CY 2014 gross profit multiple, the mean multiple was higher than the 75th percentile multiple. The maximum and minimum mean/median implied equity value per diluted Share were $3.23 and $1.32, respectively. Piper Jaffray noted that the Offer Price was $2.92 per Share.

Medical Technology — Financial Profile

Piper Jaffray also reviewed the selected historical financial data of the Company and internal financial projections and compared them to corresponding historical financial data, and consensus Wall Street research forecasts, where applicable, for other public companies in the medical technology industry which Piper Jaffray believed were comparable to the Company’s financial profile. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following general criteria:

•	companies with a market capitalization less than or equal to $500 million;

•	companies with last 12 months (“LTM”) revenue less than or equal to $500 million;

•	companies with expected revenue growth between 0% and 10% in 2013 and 2014;

•	companies with LTM gross margin greater than or equal to 50%; and

•	companies with LTM EBITDA margin less than or equal to 20%.

Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

•	Alphatec Holdings, Inc.

•	CryoLife Inc.

•	Exactech Inc.

•	Syneron Medical Ltd.

For the selected financial profile public companies analysis, Piper Jaffray compared projected CY 2013 and CY 2014 implied EV multiples for the Company derived from the Offer Price and the Company’s corresponding projected revenue, gross profit and EBITDA, on the one hand, to implied enterprise valuation multiples for the selected financial profile public companies derived from their closing prices per share on December 13, 2013 and corresponding projected revenue, gross profit and EBITDA, on the other hand.

The analysis indicated the following multiples:

Selected Public Companies
	Solta Medical(1)	High	75th%	Mean	Median	25th%	Low
EV to projected CY 2013 revenue(2)	2.0x	2.0x	1.7x	1.4x	1.4x	1.1x	1.1x
EV to projected CY 2014 revenue(2)	1.8x	1.8x	1.6x	1.4x	1.3x	1.1x	1.0x
EV to projected CY 2013 gross profit(2)	3.1x	3.1x	2.5x	2.3x	2.2x	2.0x	1.9x
EV to projected CY 2014 gross profit(2)	2.8x	2.8x	2.3x	2.1x	2.0x	1.8x	1.7x
EV to projected CY 2013 EBITDA(2)(3)(4)	63.0x	11.7x	11.0x	10.3x	10.3x	9.5x	8.8x
EV to projected CY 2014 EBITDA(2)(3)(4)	11.8x	8.7x	8.5x	8.3x	8.3x	8.1x	7.9x

(1)	Based on the Offer Price of $2.92 per Share.
(2)	Projected CY 2013 and CY 2014 revenue, gross profit and EBITDA for the Company were based on the estimates of the Company’s management. Projected CY 2013 and CY 2014 revenue, gross profit and EBITDA for the selected financial profile public companies were based on Wall Street consensus estimates and/or Wall Street research.
(3)	Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 65.0x. Accordingly, the results of one selected company was omitted from the calculation of the projected CY 2013 EBITDA multiples.
(4)	Piper Jaffray excluded one public company from the calculation of the projected CY 2013 EBITDA and projected CY 2014 EBITDA multiples due to insufficient data.

The selected financial profile public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied enterprise valuation multiples of the Company based on the Offer Price were within or above the range of implied enterprise valuation multiples of the selected financial profile public companies. Based on this analysis, Piper Jaffray also derived a range of implied equity values per diluted Share. For the EV to CY 2013 revenue multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was $1.41 to $2.35. For the EV to CY 2014 revenue multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was $1.51 to $2.42. For the EV to CY 2013 gross profit multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was $1.68 to $2.22. For the EV to CY 2014 gross profit multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was $1.71 to $2.27. For the EV to CY 2013 EBITDA multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was not meaningful, due to the low level of EBITDA for the Company in 2013. For the EV to CY 2014 EBITDA multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was $1.85 to $1.96. The minimum mean/median implied equity value per diluted Share were $2.07 and $1.81, respectively. Piper Jaffray noted that the Offer Price was $2.92 per Share.

No company utilized in the selected public companies analysis is identical to the Company. In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected M&A Transaction Analysis

Aesthetics

Piper Jaffray reviewed merger and acquisition (“M&A”) transactions involving target companies in the medical technology aesthetics industry and which Piper Jaffray believed were comparable to the Company’s business profile. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following criteria:

•	transactions where target is a capital equipment-focused aesthetics company; and

•	enterprise value greater than or equal to $25 million.

Based on these criteria, the following 11 transactions were selected:

Target	Acquiror	Date of Transaction
Alma Lasers	Fosun Pharma	March 26, 2013
Palomar	Cynosure	March 18, 2013
Sound Surgical	Solta Medical	January 29, 2013
DUSA Pharmaceuticals	Sun Pharma	November 8, 2012
HOYA ConBio	Cynosure	June 28, 2011
Candela Corporation	Syneron Medical	September 9, 2009
Reliant Technologies	Thermage	July 7, 2008
Laserscope (Aesthetics Business)	IRIDEX	November 30, 2006
Alma Lasers	TA Associates	March 23, 2006
TuiLaser AG	Coherent Inc.	June 13, 2005
Coherent Medical Group	ESC Medical Systems	February 26, 2001

Piper Jaffray calculated the ratio of implied enterprise value to historical revenue for the LTM preceding each transaction and the ratio of implied enterprise value to projected revenue for the FTM following each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for the Company based on the Offer Price.

The analysis indicated the following multiples:

Selected Transactions
	Solta Medical(1)	High	75th%	Mean	Median	25th%	Low
EV to LTM revenue(2)	2.0x	4.7x	2.3x	1.8x	1.3x	0.9x	0.3x
EV to FTM revenue(3)(4)	1.9x	3.2x	2.2x	1.6x	1.6x	0.8x	0.3x

(1)	Based on the Offer Price of $2.92.
(2)	Revenues for the LTM for the Company were for the 12 months ended September 30, 2013.

(3)	Projected revenue for the Company with respect to the FTM were for the 12 months beginning September 30, 2013 and were based on estimates of the Company’s management. Revenues for the selected transactions for the FTM were based on Wall Street consensus estimates, Wall Street research or public filings.
(4)	Piper Jaffray determined that transaction multiples were not applicable where there was insufficient information available to Piper Jaffray to calculate the FTM revenue. Accordingly, the results of five selected transactions were omitted for the FTM revenue multiples. These transactions were the acquisitions of Alma Lasers, HOYA ConBio, Reliant Technologies, Laserscope (Aesthetics Business) and Coherent Medical Group.

The selected aesthetic M&A transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied enterprise valuation multiples of the Company based on the Offer Price were within the range of implied enterprise valuation multiples of the selected aesthetics M&A transactions. Based on this analysis, Piper Jaffray also derived a range of implied equity values per diluted Share. For the EV to LTM revenue multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was $1.02 to $3.36. For the EV to FTM revenue multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was $0.89 to $3.47. The maximum and minimum mean/median implied equity value per diluted Share were $2.57 and $1.75, respectively. Piper Jaffray noted that the Offer Price was $2.92 per Share.

Medical Technology — Financial Profile

Piper Jaffray also reviewed M&A transactions involving target companies in the medical technology industry and which Piper Jaffray believed were comparable to the Company’s financial profile. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following criteria:

•	enterprise value less than or equal to $500 million;

•	LTM revenue less than or equal to $500 million;

•	FTM revenue growth between 0% and 10%;

•	LTM gross margin greater than or equal to 50%;

•	LTM EBITDA margin less than or equal to 20%; and

•	transactions announced since January 1, 2009.

Based on these criteria, the following 8 transactions were selected:

Target	Acquiror	Date of Transaction
Obagi Medical Products, Inc.	Valeant Pharmaceuticals	March 20, 2013
Palomar Medical Technologies, Inc.	Cynosure, Inc.	March 18, 2013
BREG, Inc.	Water Street Healthcare Partners	February 24, 2012
Physio-Control, Inc.	Bain Capital	November 27, 2011
Osteotech Inc.	Medtronic Inc.	August 17, 2010
ATS Medical Inc.	Medtronic Inc.	April 29, 2010
BioForm Medical, Inc.	Merz Pharma Group	January 4, 2010
I-Flow Corporation	Kimberly-Clark Corporation	October 8, 2009

Piper Jaffray calculated the ratio of implied enterprise value to historical revenue for the LTM preceding each transaction and the ratio of implied enterprise value to projected revenue for the FTM following each transaction. Piper Jaffray also calculated the ratio of implied enterprise value to historical EBITDA for the LTM preceding each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for the Company based on the Offer Price of $2.92.

The analysis indicated the following multiples:

Selected Transactions
	Solta Medical(1)	High	75th%	Mean	Median	25th%	Low
EV to LTM revenue(2)	2.0x	4.6x	3.0x	2.4x	2.2x	1.4x	1.1x
EV to FTM revenue(3)	1.9x	4.2x	2.7x	2.2x	2.0x	1.4x	1.0x
EV to LTM EBITDA(3)(4)(5)	43.5x	20.2x	19.5x	18.8x	18.8x	18.1x	17.3x

(1)	Based on the Offer Price of $2.92.
(2)	Revenues and EBITDA for the LTM for the Company were for the 12 months ended September 30, 2013.
(3)	Projected revenue and EBITDA for the Company with respect to the FTM were for the 12 months beginning September 30, 2013 and were based on estimates of the Company’s management. Revenues and EBITDA for the selected transactions for the FTM were based on Wall Street consensus estimates, Wall Street research or public filings.
(4)	Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 65.0x. Accordingly, the results of four selected transactions were omitted for the LTM EBITDA multiples. These transactions were the acquisitions of Palomar, ATS Medical, BioForm and I-Flow.
(5)	Piper Jaffray determined that transaction multiples were not applicable where there was insufficient information available to Piper Jaffray to calculate the LTM EBITDA. Accordingly, the results of two selected transactions were omitted for the LTM EBITDA multiples. These transactions were the acquisitions of BREG and Physio-Control.

The selected financial profile M&A transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied enterprise valuation multiples of the Company based on the Offer Price were within or above the range of implied enterprise valuation multiples of the selected financial profile M&A transactions. Based on this analysis, Piper Jaffray also derived a range of implied equity values per diluted Share. For the EV to LTM revenue multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was $1.97 to $4.53. For the EV to FTM revenue multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was $2.01 to $4.37. For the EV to LTM EBITDA multiple, the 25th percentile to 75th percentile range of implied equity value per diluted Share was $0.87 to $0.99. The maximum and minimum mean/median implied equity value per diluted Share were $3.54 and $0.93, respectively. Piper Jaffray noted that the Offer Price was $2.92 per Share.

A selected M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the Company being valued. However, no company or transaction utilized in the selected financial profile or aesthetic M&A transaction analysis is identical to the Company or the Merger.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions from industry databases if Piper Jaffray determined the target was a public medical technology company based upon SIC codes and professional judgment, and applied, among others, the following criteria:

•	M&A transactions between public target and acquirer seeking to purchase more than 85% of shares;

•	transactions announced since January 1, 2009;

•	enterprise value greater than $50 million;

•	1-day premiums; and

•	no negative premiums.

Based on these criteria, 42 transactions were selected for analysis by Piper Jaffray, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to the Company’s stockholders based on the Offer Price of $2.92.

The analysis indicated the following premiums:

		Selected Transactions
	Solta Medical(1)	High	75th%	Mean	Median	25th%	Low
Premium 1 day prior to undisturbed(2)	60%	172%	54%	42%	33%	21%	6%
Premium 1 day prior(3)	41%	172%	54%	42%	33%	21%	6%

(1)	Based on the Offer Price of $2.92.
(2)	Based on the closing price per Share of $1.83 on November 11, 2013, which represents the last closing price prior to the announcement of Q3 earnings and the hiring of Piper Jaffray to evaluate strategic alternatives.
(3)	Based on closing price per Share of $2.07 on December 12, 2013.

The premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market prices at the selected dates for Shares implied by the Offer Price were within the range of premiums paid in the selected M&A transactions. Piper Jaffray also derived a range of implied equity values per diluted share of Common Stock, with a maximum and minimum mean/median of $2.94 and $2.43, respectively. Piper Jaffray noted that the Offer Price was $2.92 per Share.

Discounted Cash Flows Analysis

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical enterprise values for the Company based on the net present value of (i) projected free cash flows from December 31, 2013 to December 31, 2018, discounted back to December 31, 2013 and (ii) a projected terminal value at the December 31, 2018 based upon terminal year multiples of projected EBITDA, discounted back to December 31, 2013. The free cash flows for each year and terminal year revenue were calculated from operating financial projections (excluding amortization, stock-based compensation, interest expense and taxes) for such periods provided to Piper Jaffray by the Company (which were the same operating financial projections described in this Item 4 under the heading “ — Certain Unaudited Prospective Financial Information of the Company”). The free cash flows for each year were calculated as: earnings before interest and taxes, less taxes (which Piper Jaffray assumed to be a 35% marginal tax rate through December 31, 2018 after utilization of $93 million in net operating losses (the “NOL”)), which equals the net operating profit after taxes, plus depreciation, less capital expenditures, less the increase in net working capital. To calculate the taxes for purposes of the discounted cash flows analysis, Piper Jaffray assumed that the NOL was applied as an offset to operating income each year, such that taxes would be equal to zero, until the NOL was fully utilized, at which point the 35% tax rate would take effect. Accordingly, Piper Jaffray calculated the unlevered free cash flows of the Company for fiscal years 2014 to 2018 to be $15 million, $29 million, $35 million, $27 million and $33 million, respectively. Piper Jaffray calculated the range of net present values for unlevered free cash flows for such periods based on a range of discount rates ranging from 19.6% to 23.6%. Piper Jaffray calculated a range of terminal values using terminal EBITDA multiples ranging from 8.0x to 9.0x applied to projected 2018 EBITDA, and discounted back to December 31, 2013 using a range of discount rates ranging from 19.6% to 23.6%. The terminal EBITDA multiples of 8.0x to 9.0x implied a terminal revenue multiple (based on 2018 revenue) of 2.0x to 2.3x.

Piper Jaffray based the discount rates of 19.6% to 23.6% on an analysis of the Company’s weighted average cost of capital. The weighted average cost of capital was calculated based on the Company’s capital structure, with the cost of equity defined as the equity risk premium multiplied by the Company’s five-year daily adjusted beta, plus the size premium, plus the risk free rate as defined by the 20-year U.S. Treasury Coupon Bond Yield. The equity risk premium of 6.1% and the size premium of 4.7% used in Piper Jaffray’s calculation of the cost of equity were both obtained from Ibbottson.

Piper Jaffray calculated the implied equity values for the Company by subtracting (i) the Company’s net debt of $30 million and (ii) the fair value of contingent consideration of $24 million from the implied enterprise values. Piper Jaffray calculated the implied per Share values by dividing the implied equity values by the diluted shares outstanding.

This analysis resulted in implied per Share values ranging from a low of $2.29 per Share to a high of $2.96 per Share. Piper Jaffray observed that the Offer Price was within the range of implied values derived from this analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of Shares.

None of the selected companies or transactions used in the analyses above is directly comparable to the Company or the Merger. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed its analyses solely for purposes of providing its opinion to the Board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon financial projections of future results furnished to Piper Jaffray by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These financial projections are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from projected financial results.

Piper Jaffray’s opinion was one of many factors taken into consideration by the Board in making the determination to approve the Merger Agreement. While Piper Jaffray provided advice to the Board during the Company’s negotiations with Parent, Piper Jaffray did not recommend any specific offer price.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further assumed that the financial information provided to Piper Jaffray by the management of the Company was prepared on a reasonable basis in accordance with industry practice. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray’s opinion, Piper Jaffray assumed that with respect to financial projections, estimates and other forward-looking information reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company to which such financial projections, estimates and other forward-looking information relate. Piper Jaffray expressed no opinion as to any such financial projections, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with the Company’s consent, on advice of the outside counsel and independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Merger Agreement. Piper Jaffray’s opinion does not address any accounting, legal, tax and financial reporting matters.

In arriving at its opinion, Piper Jaffray assumed that the executed Merger Agreement was in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the Merger would be obtained in a manner that would not materially and adversely affect the Company or the contemplated benefits of the Offer to Valeant and its subsidiaries.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company and Piper Jaffray was not furnished with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses and Piper Jaffray expressed no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates was a party or may be subject, and at the Company’s direction and with its consent, made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that the Company is not party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Offer.

Piper Jaffray’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray did not express any opinion as to the price at which Shares have traded or such stock may trade at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to holders of Shares of the Offer Price, as set forth in the Merger Agreement, and did not address any other terms or agreement relating to the Merger or any other terms of the Merger Agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with the Offer, the merits of the Offer relative to any alternative transaction or business strategy that may be available to the Company, the Purchaser’s ability to fund the Offer Price, any other terms contemplated by the Merger Agreement, the fairness of the Merger to any other class of securities, creditor or other constituency of the Company, or the fairness of the amount or nature of compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the Offer Price proposed to be paid to holders of Shares.

Information about Piper Jaffray

As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses in the medical technology and other industries and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Board selected Piper Jaffray to be its financial advisor and render its fairness opinion in connection with the Transactions on the basis of such experience and its familiarity with the Company.

Piper Jaffray acted as a financial advisor to the Company in connection with the Merger and will receive an estimated fee of approximately $4.7 million from the Company, which is contingent upon the consummation of the Offer, except for $500,000 of such fee which has been paid to Piper Jaffray for providing its fairness opinion and will be credited against the total fee. The opinion fee was not contingent upon the consummation of the Offer or the conclusions reached in Piper Jaffray’s opinion. The Company has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company and Valeant for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In the ordinary course of its business, Piper Jaffray also publishes research on the common stock of Valeant. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to the Company or Valeant or entities that are affiliated with the Company or Valeant, for which Piper Jaffray would expect to receive compensation. Neither Valeant nor the Company has paid any fees or other compensation to Piper Jaffray for financial advisory services in the past five years. Neither Piper Jaffray nor its representatives who provided investment banking and financial advisory services to the Company in connection with the Transactions own any securities of the Company or Valeant.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s research department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Company and the Offer and other participants in the Offer (including Valeant) that differ from the opinions of Piper Jaffray’s investment banking personnel.

3. The section captioned “Certain Unaudited Prospective Financial Information of the Company” under Item 4 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Certain Unaudited Prospective Financial Information of the Company

The Company does not make forecasts as to future performance, earnings or other results publicly available in the ordinary course of business due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain non-public unaudited prospective financial information that was made available to the Board at its meeting on December 12, 2013 in connection with its consideration of the Transactions and also provided by the Company’s management to Piper Jaffray in connection with the rendering of its opinion to the Board and performing its related financial analysis. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of such information should not be regarded as an indication that any of the Company, its financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

While presented with numerical specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Additional Information — Forward-Looking Statements.” The unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public

Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

The following table presents selected unaudited prospective financial information for the fiscal years ending 2013 through 2018, which information summarizes information that was provided by the Company’s management to the Board at a meeting held on December 12, 2013 and to Piper Jaffray in connection with the rendering of its opinion to the Board and performing its related financial analysis, as described in this Item 4 under the heading “ — Opinion of Piper Jaffray, the Company’s Financial Advisor”:

Consolidated Summary of Unaudited Prospective Financial Information

($ in millions)

	2013E	2014E	2015E	2016E	2017E	2018E
Revenue	$150	$165	$182	$197	$217	$238
Cost of Goods Sold	53	58	63	67	73	79
Gross Profit	97	107	119	130	144	160
Operating Expenses	96	84	89	93	98	103
Operating Profit	1	23	30	37	46	57
Interest & Other Expense	6	4	4	5	5	5
Pre-tax Income	(4)	18	26	32	42	52
Taxes	0	0	1	3	3	3
Net Income	(4)	18	25	29	38	49

The following is a reconciliation of the Company’s Adjusted EBITDA to the Operating Profit amounts contained in the summary of the unaudited prospective financial information set forth above (in millions):

	2013E	2014E	2015E	2016E	2017E	2018E
Operating Profit	$1	$23	$30	$37	$46	$57
Depreciation	4	3	3	3	3	3
Adjusted EBITDA	5	26	33	40	49	60

The following table presents additional selected unaudited prospective financial information for the fiscal years ending 2014 through 2018, which was provided by the Company’s management to the Board at a meeting held on December 12, 2013, which Piper Jaffray used in its discounted cash flow analysis (in millions):

	2014E	2015E	2016E	2017E	2018E
Capital Expenditures	$3	$3	$3	$3	$3
Increases in Working Capital	7	1	2	4	4

The unaudited prospective information set forth above differs in some immaterial respects from the unaudited prospective financial information with respect to fiscal years 2014, 2015 and 2016 in the proposed 2014 operating plan (the “Proposed Plan”) provided to the Board in advance of its meeting on December 12, 2013. The unaudited prospective financial information set forth above takes into account certain operating expenditure reduction opportunities, which were not included in the Proposed Plan; as a result, the operating profit in the unaudited prospective financial information set forth above is greater than the corresponding figure in the Proposed Plan by approximately $2 million for fiscal year 2014, approximately $1 million for fiscal year 2015 and approximately $1 million for fiscal year 2016.

No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, the Company’s stockholders are cautioned not to place undue, if any, reliance on such financial information.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Item 8.	ADDITIONAL INFORMATION.

1. The section captioned “Litigation” under Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Litigation

The following complaints have been filed in connection with the Merger and the Offer (the “Proposed Transaction”): (i) a complaint in the Court of Chancery of the State of Delaware, dated December 17, 2013, captioned Rosier v. Solta Medical, Inc., et al.; (ii) a complaint in the Superior Court of the State of California, County of Alameda, dated December 18, 2013, captioned Lathrop v. Covert, et al.; (iii) a complaint in the Superior Court of the State of California, County of Alameda, dated December 20, 2013, captioned Walter, et al. v. Solta Medical, Inc., et al.; (iv) a complaint in the Superior Court of the State of California, County of Alameda, dated December 24, 2013, captioned Bushansky v. Solta Medical, Inc., et al. (the complaints referenced in (ii), (iii) and (iv) collectively the “California Actions”); and (v) a complaint in the Court of Chancery of the State of Delaware, dated December 24, 2013, captioned Gurley v. Solta Medical, Inc., et al. On December 26, 2013, plaintiffs in the Walter action filed an amended complaint. On December 27, 2013, the Court of Chancery of the State of Delaware granted an Order of Consolidation and Appointment of Co-Lead Counsel consolidating the complaints referenced in (i) and (v) under the caption In re Solta Medical, Inc. Stockholders Litigation (the “Delaware Action”). On December 30, 2013, the plaintiffs of the Delaware Action filed a Consolidated Verified Amended Class Action Complaint. Each complaint is a purported shareholder class action and names as defendants the Company, the members of the Board, Parent, Valeant and the Purchaser (the “Defendants”).

The plaintiffs’ allegations in each action are substantially similar. The plaintiffs allege that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Proposed Transaction. In support of their purported claims, the plaintiffs allege that the Proposed Transaction does not appropriately value the Company, was the result of an inadequate process and includes preclusive deal protection devices. Plaintiffs also allege in the amended complaints that the Schedule 14D-9 filed on December 23, 2013 in connection with the Proposed Transaction contains material omissions and misstatements. The complaints also claim that the Company, Parent, the Purchaser and Valeant aided and abetted the purported breaches of fiduciary duties. The plaintiffs seek to obtain damages and to enjoin the Proposed Transaction. The plaintiffs also seek attorneys’ and expert fees and costs.

While the Defendants believe that each of the aforementioned lawsuits is without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation relating to the lawsuits, on January 11, 2014, following arms-length negotiations, Defendants reached an agreement in principle with the plaintiffs in the Delaware Action and the California Actions to resolve all of the lawsuits. That agreement was memorialized in a memorandum of understanding. The settlement, which is subject to court approval and further definitive documentation, provides for a release and settlement by the Company’s stockholders of all claims against the Company and the other Defendants and their respective affiliates and agents in connection with the Proposed Transaction. In exchange for such release and settlement, the parties agreed that the Company would file an amendment to the Schedule 14D-9 as originally filed on December 23, 2013 amending and supplementing certain disclosures therein. The settlement is contingent upon, among other things, completion of the Offer and the subsequent consummation of the Merger. If the settlement is not approved by the Court of Chancery of the State of Delaware and such conditions are not satisfied, the Company and the other Defendants will continue to vigorously defend these actions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2014	SOLTA MEDICAL, INC.

	By:	/s/ Mark M. Sieczkarek
Mark M. Sieczkarek
Chairman of the Board, President and Chief Executive Officer